SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 333-36688


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-KSB    [_] Form 11-K   [_] Form 20-F   [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended:

  [_]  Transition Report on Form 10-K       [_]  Transition Report on Form 10-Q
  [_]  Transition Report on Form 20-F       [_]  Transition Report on Form N-SAR
  [_]  Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant: Indian River Banking Company
                        --------------------------------------------------------


Former Name if Applicable:
                          ------------------------------------------------------


Address of Principal Executive Office (Street and Number): 980 20th Place
                                                          ----------------------


City, State and Zip Code: Vero Beach, Florida 32960
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As a result of circumstances beyond the control of registrant resulting in the absence or other unavailablity of executive officers necessary for completion, review and execution of the report, the report could not be completed in time to permit the filing of the Form 10-KSB on a timely basis. Said circumstances cannot be eliminated by registrant without unreasonable effort or expense.

                            PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Noel M. Gruber               (301)        229-3400
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                     (Name)                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [_] Yes  [X] No


     As a result of misunderstanding of its filing obligation for the period which passed while in registration, the registrant inadvertently failed to file a 10QSB for the period ended June 30, 2000, the period after the most recent information in registrant's prospectus when it became effective and which had passed while in registration.



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant will report net income per common share of $1.66 (basic) and $1.63 (diluted) for the year ended December 31, 2000, as compared to $1.31 (basic) and $1.30 (diluted) for the year ended December 31, 1999.

                          Indian River Banking Company
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 29, 2001               By: /s/ Charles A. Bradley
    -------------------            ---------------------------------------------
                                           Charles A. Bradley
                                           Vice President, Treasurer and Chief
                                             Financial Officer